Filed by UBS Group AG and

UBS AG

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: UBS AG

Registration Statement No. 333-199011

UBS

Strong underlying performance

Dear colleagues,

This quarter, we reported a net profit attributable to shareholders of CHF 762 million and diluted earnings per share of CHF 0.20. The result included a net tax benefit of CHF 1.3 billion and net charges of CHF 1.8 billion related to provisions for litigation, regulatory and similar matters. We recorded a strong underlying1 profit before tax of CHF 1.7 billion, demonstrating our fundamental earnings power. All our business divisions and regions achieved strong underlying1 results in a seasonally slower quarter (see below).

Thank you for your hard work. I am very pleased with our underlying1 performance for the quarter, which again demonstrates the strength of our franchise, while we actively address litigation and regulatory matters.

During the quarter, we commenced our share-for-share exchange offer in order to establish a group holding company, UBS Group AG. This, together with other announced changes to our legal structure, is intended to substantially improve our resolvability in response to regulatory requirements. The offer is progressing as expected and we are confident that shareholders will recognize the benefits of the exchange. Let me remind you that you can contribute to the offer’s success by tendering any of your shares during the initial acceptance period which ends on November 11.

We also kicked off celebrations to mark our firm’s 50th anniversary in Asia, one of the world’s fastest-growing and most attractive regions. Through a half-century of sustainable performance, pioneering spirit and innovation we have created the region’s top wealth manager, investment bank and equities house, making us the leading franchise in Asia.

Three years ago, we laid out three critical objectives for the bank - executing our strategy, delivering for our clients and unlocking our growth potential. Since then we have established our keys to success – the pillars, principles and behaviors – and it’s clear we’ve come a long way. We all knew there would be bumps on the road as we implement and some of those challenges remain. But identifying, recognizing and managing issues that many in our industry face is an important part of our transformation.

Today our business is far stronger, its earnings power is much greater and our absolute and relative capital position speaks for itself. As we continue to execute on our strategy with your invaluable support, I have every confidence in our ability to continue to deliver for our clients and our shareholders.

Best regards,

Sergio P. Ermotti

1 Refer to “Group performance” and “Investment Bank” sections of the third-quarter report for more information on adjusted and underlying results.

Third-quarter highlights from the business divisions and regions

UBS Wealth Management

I congratulate everyone in Wealth Management and our partners across the Group on our best quarterly adjusted profit before tax since Q2 2009 and the first time we have exceeded 2 billion in quarterly income since 2008. These are impressive achievements in a traditionally slow quarter made more challenging by market nervousness caused by significant geopolitical disruption. Growth in mandates continued, supporting an increase in recurring fees and demonstrating that clients increasingly recognize the value of our investment capabilities and are prepared to pay an appropriate price for them. NNM inflows across all regions confirmed the appeal of our high-quality content and advice model. We can continue to grow sustainably if we focus on delivering our superior investment advice and solutions to protect and grow our clients’ wealth.

Wealth Management Americas

WMA demonstrated strong performance in the third quarter, with pre-tax profit rising to USD 254 million and record operating income of USD 1,919 million. Despite an unpredictable market, WMA continued to distinguish itself as an industry leader, with record revenue per FA of USD 1,079k, invested assets per FA holding steady at USD 143 million, and net new money of USD 4.9 billion, mainly from same-store* advisors. As we look to close the year strongly, we’re encouraged by the progress we’re making in our key focus areas, with strong lending balances, managed account growth, and partnerships across the firm all underpinning our momentum.

*Same-store advisors have been at UBS for more than 12 months and are not part of the New Financial Advisor program.

Americas region

Overall our businesses in the Americas showed solid performance in the third quarter as we continued to execute our strategy and develop the resources that are essential to our ongoing success. In addition to a significant focus on identifying and supporting high-potential talent and emerging leaders, we also are making progress around enhancing the firm’s culture. Among other recent accolades, UBS was named to Working Mother magazine’s “100 Best Companies” list for 2014, and, in advance of the launch of the 2014 Season of Service employee volunteering campaign, we also introduced a new commitment to volunteering in the Americas - UBS Community Corps.

UBS Switzerland

UBS Switzerland - covering the five business areas Private Clients, Wealth Management Switzerland, Corporate & Institutional Clients, Investment Bank Switzerland and Asset Management Switzerland - delivered a particularly strong performance in the third quarter with a pre-tax profit of more than CHF 700 million, a clear sign that we are successfully and consistently implementing our strategy for the benefit of our clients. In the first nine months, cross-divisional collaboration reached the double-digit billion mark – the same as for the whole of 2013. Thank you for your contribution to this success.

In the Private Client business, the number of new Swiss clients almost doubled compared with the prior quarter. In Wealth Management Switzerland, UBS Advice proved to be a strong growth driver. Good results in Corporate & Institutional Clients and asset management reflected the success of various new and innovative products. IB Switzerland results in the seasonally slower third quarter were stable year-on-year.

We will continue to drive forward current initiatives to strengthen our position as the leading universal bank in Switzerland. Our investments in e- and mobile banking are paying off. Every second client is switching to our online banking solution following a visit to one of our 100+ UBS Online Corners. This excellent conversion rate confirms the validity of our approach.

Global Asset Management

Overall, we saw mixed results this quarter. While our adjusted profit was higher, net inflows (ex-MM) were down on a very strong Q2, as third party clients shifted asset allocation or sought liquidity. Encouragingly, with the strong net inflows from WM and WMA this quarter, we have achieved the highest September YTD net inflows (ex-MM) from these businesses since 2006. This is a clear demonstration of our growing partnership with our largest clients.

We have one quarter left to make this year a truly strong foundation for our future success. With our strategy in place, our new organization taking shape and our investment performance gaining ground, it is up to each of us to make every day count.

EMEA region

In EMEA, we had a strong third quarter with a profit before tax of CHF 0.4bn. Cross-business development remains a top priority for us. During the quarter, we held our third ‘Collaboration in Action’ workshop jointly with WM UK and the IB’s CCS business and identified tangible opportunities to improve in-house collaboration. In December, we will host a region-wide Country Head offsite to further enhance cross-business collaboration and strengthen our talent development. In addition, we will build on the employee survey results and define actions jointly with our local management teams.

Investment Bank

The IB delivered an underlying1 annualized RoAE of 26.7%. Revenues were strong in a traditionally slow quarter with adjusted operating income of CHF 1,985m up 16% YoY, and underlying1 PBT of CHF 494m up 47% YoY, excluding CHF 1,687m charges for litigation, regulatory and similar matters and a net loss of CHF 12m upon implementation of funding valuation adjustments.

Despite headwinds, the IB delivered strong revenues YoY, demonstrating that we have a resilient, high quality franchise. CCS was up in all regions, up 46% YoY, driven by strong performance in traditional IBD and Financing Solutions. Equities posted its strongest Q3 since 2010, up 8%, driven by continued strong performance in Cash Equities, Derivatives and Prime Services. FRC had a challenging quarter due to difficult market conditions but benefited from a recent uptick in volatility and a strong quarter in R&C Solutions. Integrity, collaboration and client focus remain key to our success.

APAC region

UBS celebrated 50 years of continuous presence in Asia during Q3. Our performance was robust in the face of challenging market conditions and importantly, total costs fell in the quarter. Wealth Management produced the highest revenues in seven years, and won several top private banking awards. Wealth Management Asia Pacific has contributed more than two-thirds of the WM global total Net New Money this year. Global Asset Management also recorded positive inflows across all distribution channels. Foreign Exchange, Rates & Credit saw volatility pick up resulting in increased flow from clients. Equities recorded stronger trading revenues across all sectors driven by the derivatives and cash desks and is well placed to benefit from the opening of Mutual Market Access between Hong Kong and Shanghai. Corporate Client Solutions again performed steadily on the back of multiple deals around the region.

Important Notices

The exchange offer described herein is addressed to UBS AG’s shareholders and only to persons to whom it may be lawfully addressed. The exchange offer is made to the public in Switzerland and the United States. The making of the exchange offer to specific persons who are residents, nationals or citizens of jurisdictions outside Switzerland or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction.

The exchange offer is not made, directly or indirectly, by mail or by any means in or into any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of this announcement, the Swiss offer prospectus, a declaration of acceptance and any other document or material relevant thereto (together, the “Exchange Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”). Accordingly, copies of any Exchange Offer Document will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of any Exchange Offer Document in any jurisdiction outside Switzerland may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Exchange Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Exchange Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Exchange Offer Document is sent for information purposes only. Separate documentation related to the exchange offer has been made available in the United States. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

It is the responsibility of the Excluded Shareholders wishing to accept the exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you are an Excluded Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

UBS Group AG (“UBS Group”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes an offer to exchange/prospectus. UBS AG has filed a related solicitation/recommendation statement on Schedule 14D-9 with the SEC. This document is not a substitute for the registration statement, offer to exchange/prospectus or any other offering materials or other documents that UBS AG and UBS Group have filed or will file with the SEC or have sent or will send to shareholders. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such filings, without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from UBS AG, without charge, once they are filed with the SEC.

This document is an advertisement and not a prospectus and investors should not subscribe for or purchase any transferable securities referred to in this document except on the basis of information contained in the Prospectus proposed to be published by UBS Group in due course in connection with the proposed tender offer.

In member states of the European Economic Area (“EEA”), this announcement and any offer if made subsequently is directed only at persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC, as amended) (“Qualified Investors”). Any person in the EEA who acquires securities in any offer (an “investor”) or to whom any offer of the securities is made will be deemed to have represented and agreed that it is a Qualified Investor. Any investor will also be deemed to have represented and agreed that any securities acquired by it in the offer have not been acquired on behalf of persons in the EEA other than Qualified Investors, nor have the securities been acquired with a view to their offer or resale in the EEA to persons where this would result in a requirement for publication by UBS Group or the dealer-manager for the proposed exchange offer of a prospectus pursuant to Article 3 of the Prospectus Directive. UBS Group, the dealer-manager for the proposed exchange offer and any of their respective affiliates and others will rely upon the truth and accuracy of the foregoing representations and agreements.

Cautionary Statement Regarding Forward-Looking Statements

This document contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator (LRD); (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk-capital analysis mutually agreed to by UBS and FINMA effective 31 December 2013, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in executing the announced creation of a new Swiss banking subsidiary, a holding company for the UBS Group (including the announced exchange offer to exchange shares of UBS AG for shares UBS Group), a US intermediate holding company, changes in the operating model of UBS Limited and other changes which UBS may make in its legal entity structure and operating model, including the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and proposals in Switzerland and in other countries for mandatory structural reform of banks; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations; (x) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xi) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiv) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xv) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (xvi) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2013 and UBS’s Report on Form 6-K filed with the SEC on 29 September 2014. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.